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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April 2004

001-14832
 (Commission File Number)

CELESTICA INC.
(Translation of registrant's name into English)

1150 Eglinton Avenue East
Toronto, Ontario
Canada, M3C 1H7
(416) 448-5800
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, is the registrant also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Celestica Inc.
Form 6-K
Month of April 2004

Filed with this Form 6-K are the following:

  •
  Management's Discussion and Analysis of Financial Conditions and Results of Operations for the first quarter 2004, the text of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

  •
  Press Release, dated April 22, 2004, the text of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference, including Celestica Inc.'s first quarter 2004 consolidated financial information.

  •
  Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)., the text of which is attached hereto as Exhibit 99.3.

  •
  Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)., the text of which is attached hereto as Exhibit 99.4.

  •
  Certification pursuant to Rule 13a-14(b), as required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002., the text of which is attached hereto as exhibit 99.5.

Exhibits 99.3, 99.4 and 99.5 are not incorporated by reference into any of Celestica's registration statements under the Securities Act of 1933, whether previously or subsequently filed with, or submitted to, the Securities and Exchange Commission by Celestica, or into any prospectuses included therein.

Exhibits

99.1 — Management's Discussion and Analysis for the First Quarter 2004

99.2 — Press Release

99.3 — Certification of Chief Executive Officer

99.4 — Certification of Chief Financial Officer

99.5 — Certification required by Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELESTICA INC.
Date: April 30, 2004
	By:	/s/ ELIZABETH L. DELBIANCO Elizabeth L. DelBianco Chief Legal Officer

EXHIBIT INDEX

99.1 — Management's Discussion and Analysis for the First Quarter 2004

99.2 — Consolidated Financial Information

99.3 — Certification of Chief Executive Officer

99.4 — Certification of Chief Financial Officer

99.5 — Certification required by Section 906 of the Sarbanes-Oxley Act of 2002

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Celestica Inc. Form 6-K Month of April 2004
SIGNATURES
EXHIBIT INDEX